April 7, 2025

Marilu Brassington
Chief Financial Officer
Ridepair Inc.
2617 Ocean Park Blvd, Suite 1011
Santa Monica, CA 90405

       Re: Ridepair Inc.
           Amendment No. 3 to Offering Statement on Form 1-A
           Filed March 25, 2025
           File No. 024-12555
Dear Marilu Brassington:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 21, 2025 letter.

Amendment No. 3 to Offering Statement on Form 1-A
Company Information, page 2

1. You state that you received final approval for a SEP Grant in the amount of
       $2,566,211, but you later state that there is no guarantee as to whether you will receive that entire amount or that any payments will occur. Please revise to clarify what you mean by "approval" for the grant in the current circumstances, particularly if you cannot guarantee that payments will occur. Additionally, please disclose whether there will be any reporting requirements to CARB if/when you receive the SEP payments.
2. Please add an appropriate risk factor to highlight the risk that there are no guarantees as to the receipt of the SEP payments and to describe the negative impact this may have on the Company's business plan.
 April 7, 2025
Page 2


Dilution, page 19

3. We note your response to comment 2 and see that for each scenario, you have revised to present amounts related to the line items "Net tangible book value per share attributed to new investors, after this offering" and "Dilution per share to new
       investors." You also disclose that the    increase in net tangible book
value per share
       attributable to new investors in this offering    is $2.25 per share.
Please address the
       following points:
           The amounts presented for    Net tangible book value per share
attributable to new
            investors, after this offering    appear to reflect the increase in
net tangible book
            value per share attributable to new investors. These amounts should replace the
            $2.25 per share amounts attached to the label    Increase in net
tangible book value
            per share attributable to new investors in this offering.
           In conjunction with changes resulting from the bullet point above, please revise
            amounts attached to the label    Net tangible book value per share
attributed to new
            investors, after this Offering    to reflect amounts previously
reported under this
            label in the prior amendment.
       Upon completion of these revisions, please ensure that    Dilution per
share to new
       investors    equals the difference between the    Price to the public
charged for each
       share in this offering    and the    Net tangible book value per share
attributed to new
       investors, after this offering.
Exhibits

4. We note your revisions to the legality opinion. Please obtain and file a revised legality opinion to make clear each class of securities upon which counsel is opining in each part of its opinion, including the shares of common stock underlying the Series B
       Preferred Stock. Please also have counsel revise the opinion to reference securities covered by the Offering Statement, rather than the multiple references to securities
       "contemplated in the Registration Statement and Prospectus." See Item 17(12) of
       Form 1-A.


        Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-
3650 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Timothy Levenberg at 202-551-
3707 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Thomas J. Beener, Esq.